[LETTERHEAD OF THE GOLDMAN SACHS GROUP, INC.]



Via EDGAR, U.S. Mail and Facsimile to (202) 772-9210
----------------------------------------------------

September 1, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Ms. Angela Connell
              Senior Accountant
              Mail Stop 4561

Re:           The Goldman Sachs Group, Inc.
              Form 10-K for the Fiscal Year ended November 25, 2005 ("2005 Form 10-K")
              Form 10-Q for the Fiscal Quarter ended May 26, 2006
              ("2006 Second Quarter Form 10-Q")
              File No. 001-14965

Dear Ms. Connell:

We are in receipt of the letter, dated August 18, 2006, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc., from the staff of the Securities and Exchange Commission (the "staff"), regarding our 2005 Form 10-K and our 2006 Second Quarter Form 10-Q. We appreciate the staff's careful review of our Form 10-K and Form 10-Q. For your convenience, we have included the staff's comments below and have keyed our responses accordingly.

Consolidated Statements of Earnings - page 102
----------------------------------------------

1. We note your response to comment 1 of our letter dated June 29, 2006. You indicate that you track operating expenses related to investment banking, trading and principal investments, and asset management and securities services. Please tell us whether you track expenses in such a way that would enable you to segregate your costs of revenues (both direct and allocated indirect costs) from selling, general, and administrative expenses consistent with Rule 5-03 of Regulation S-X.

     Response:
     --------

     We do not track expenses in such a way that would enable us to segregate our costs of revenues (both direct and allocated indirect costs) from selling, general, and administrative expenses as prescribed by Rule 5-03 of Regulation S-X. To track expenses in such a manner would require a significant investment both to develop an elaborate time-tracking system that would allocate our costs and to overhaul our accounting systems.

2. We note that you present revenues, net of interest expense and cost of power generation. Your response does not identify any supporting guidance for this presentation, which does not appear consistent with Rule 5-03 of Regulation S-X or the format prescribed by the Broker Dealer Guide. We continue to believe this subtotal is inappropriate. Please revise your presentation accordingly.

     Response:
     --------

     The presentation of revenues net of interest expense on the face of the statement of earnings is consistent with the discussion of interest, dividends, and rebates in paragraphs 7.58 through 7.60 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities ("Broker Dealer Guide"). These paragraphs highlight that broker-dealers frequently enter into trading activities and strategies for which net presentation of interest is appropriate because of the close linkage between the generation of interest revenue, trading gains and losses, and interest expense associated with funding such activities and strategies.

     The funding of our trading and investing activities, at the transactional level and for the firm as a whole, is fundamental to understanding the risks associated with, and expected profitability of, such activities. Consequently, we believe that it is proper to apply the concept of net presentation set forth in the Broker Dealer Guide to all of our interest income and interest expense. In permitting net presentation of interest, the Broker Dealer Guide requires disclosure of the gross components of net interest either on the face of the statement of earnings or in the footnotes to the financial statements. We disclose such amounts on the face of the statement of earnings.

     Furthermore, we note that net presentation of interest has been a long-standing and universal practice within the broker-dealer community and, therefore, eliminating that line in our financial statements would reduce the comparability of our results relative to other broker-dealers. In addition, we believe our position is consistent with FASB Concepts Statement No. 2, which requires that accounting presentation be relevant, comparable, and representationally faithful to the economics of the underlying transactions.

     The presentation of revenues net of cost of power generation is consistent with Rule 5-03(b)2 of Regulation S-X. We also note that, in response to a request received from the staff in a comment letter dated June 23, 2004 related to the cost of power generation line on our statement of earnings, we expanded our disclosure of power generation activities by disclosing power generation revenues and expenses in the footnotes to our financial statements.

Note 3: Financial Instruments - Derivative Activities - page 118
----------------------------------------------------------------

3. We note your response to prior comment 5. In your response you state that you utilize the long-haul method of evaluating the effectiveness of substantially all of your hedging relationships. Please describe to us the types of hedging relationships for which you are not using the long-haul method to assess effectiveness. For each of these hedges, please tell us whether you are using the shortcut method or matched terms and explain how you have met the requirements of paragraphs 68 or 65 of SFAS 133 to qualify for such treatment.

     Response:
     --------

     We attach below a summary of hedging relationships for which we are not using the long-haul method to assess effectiveness. These hedging relationships involve certain plain vanilla interest rate swaps that convert our fixed rate debt to floating rate obligations. The aggregate notional value and fair value of these swaps comprise 4% and 5%, respectively, of our total qualifying hedge portfolio (see table below for additional information). All of these hedging relationships have qualified for the short-cut method as fair value hedges pursuant to paragraph 68 of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

         $ IN MILLIONS
         AS OF JULY 28, 2006

                                 -----------------------------------------------
                                     NOTIONAL IN USD         FAIR VALUE IN USD
--------------------------------------------------------------------------------
                     NUMBER OF                % OF TOTAL              % OF TOTAL
                    QUALIFYING                QUALIFYING              QUALIFYING
MATURITY              HEDGES        AMOUNT      HEDGES      AMOUNT      HEDGES
--------------------------------------------------------------------------------
2006                        18         818                      -
2007                         2         230                      2
2008                         -           -                      -
2009                         2         692                     (7)
2010                         7         307                      4
2011 - THEREAFTER            6         555                    (18)
--------------------------------------------------------------------------------
        TOTAL               35       2,602            4%      (19)            5%
--------------------------------------------------------------------------------

For each documented hedge in the table above:

         o The notional amount and expiration of the interest rate swaps match the principal amount and maturity of the hedged item.

         o The fair value of the interest rate swaps at the inception of the hedging relationship was zero and the formula for computing net settlements is the same for each period.

         o The index on the variable leg of the interest rate swap matches the benchmark interest rate (e.g., LIBOR) designated as the interest rate risk being hedged.

         o There are no caps or floors attached to the variable leg of the interest rate swap, and the variable leg re-prices frequently (3-6 months).

         o For all except one, the hedged item is not pre-payable. We have one hedged item which is pre-payable and is hedged by an interest rate swap that has a mirror image call option. The two conditions defined in paragraph 68 (d) to qualify as a mirror image call option have been met in this hedge relationship:

              o the terms of the two call options match (maturities, strike price, related notional amounts, timing and frequency of payment and dates on which the instrument may be called) and,

              o the firm is the writer of one call option and the purchaser of the other call option.

         o There are no other terms in the hedged item or interest rate swap that would invalidate the assumption of no ineffectiveness, e.g., interest deferral provisions.

4. We note your response to prior comment 5. In your response you state that you utilize scenario analyses to prospectively assess hedge effectiveness. Please revise your future filings to more clearly explain this type of prospective assessment. In addition, please tell us how you determined that the use of a scenario analysis to prospectively assess effectiveness was consistent with DIG Issue E7.

     Response:
     --------

     In our third quarter 2006 Form 10-Q and subsequent filings, we will modify our disclosures to more clearly explain how we utilize scenario analyses to prospectively assess hedge effectiveness. We have included our proposed modified disclosure below:

         The firm utilizes a dollar-offset method, which compares the change in the fair value of the hedging instrument to the change in the fair value of the hedged item, excluding the effect of the passage of time, to prospectively and retrospectively assess hedge effectiveness. The firm's prospective dollar offset assessment utilizes scenario analyses to test hedge effectiveness via simulations of numerous parallel and slope shifts of the relevant yield curve. Parallel shifts change the interest rate of all maturities by identical amounts. Slope shifts change the curvature of the yield curve. A hedging relationship is deemed to be effective if the fair values of the hedging instrument and the hedged item change inversely within a range of 80 to 125% in response to each of the simulated yield curve shifts.

     With respect to our use of scenario analyses to prospectively assess hedge effectiveness, we note that DIG Issue E7 requires that an entity must be able to justify an expectation that a hedge relationship will be highly effective over future periods in achieving offsetting changes in fair value or cash flows, but does not prescribe a single method for doing so. Our dollar-offset based scenario analyses, which incorporate the current yield curve as well as various potential shifts of the yield curve as described above, provide an appropriate basis for justifying our expectation regarding future effectiveness.

Form 10-Q for the Fiscal Quarter Ended May 26, 2006
---------------------------------------------------

Trading and Principal Investments - Three Months Ended May 2006 versus
----------------------------------------------------------------------
May 2005 - page 68
------------------

5. You disclose that you recognized a gain of $700 million related to the sale of your power generation facility, East Coast Power, LLC. Please tell us how you have considered the guidance in SFAS 144 in determining whether the sale of this facility warrants discontinued operations presentation.

     Response:
     --------

     Paragraph 5 of SFAS No. 144 indicates that the standard does not apply to financial instruments, including investments in equity securities accounted for under the equity method. East Coast Power, LLC (ECP) consists of multiple power-producing investments in Linden, New Jersey, the most significant of which were accounted for under the equity method. These equity method investments account for substantially all of ECP's value (as well as its historical results of operations and cash flows). Given these facts, we concluded that our investment in ECP was predominantly an equity method investment and therefore not included within the scope of SFAS No. 144.

                                      * * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,



/s/ Sarah E. Smith
-----------------------
Sarah E. Smith
Principal Accounting Officer

cc:  Margaret Fitzgerald
     (Securities and Exchange Commission)

     David A. Viniar, Chief Financial Officer
     (The Goldman Sachs Group, Inc.)


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